HOBBYDB CORP.

Financial Statements For The Years Ended December 31, 2020 and 2019



Independent Accountant's Review Report

To Management
HobbyDB Corp.
Boulder, CO

We have reviewed the accompanying balance sheet of HobbyDB Corp. as of December 31, 2020 and 2019, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 26, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

HOBBYDB CORP.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

		<u>**2020**</u>		<u>**2019**</u>
ASSETS				
CURRENT ASSETS				
Cash	$	106,993	$	103,068
Inventory		170		2,625
Notes Receivable		22,801		28,516
Accounts Receivable		29,533		25,279
TOTAL CURRENT ASSETS		159,497		159,488
NON-CURRENT ASSETS				
Intangibles		243,900		243,900
Accumulated Amortization		(56,552)		(40,411)
Security Deposits		-		6,100
TOTAL NON-CURRENT ASSETS		187,348		209,589
TOTAL ASSETS		346,845		369,077

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Due to Sellers	53,192	30,055

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

1

HOBBYDB CORP.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

	2020	**2019**
Current Portions of Debt	41,940	51,520
Accounts Payable	7,382	28,155
Taxes Payable	6,069	2,110
Credit Card Debt	4,236	12,098
Due to Debtor	-	1,039
Salaries Payable	-	21,897
TOTAL CURRENT LIABILITIES	112,819	146,874
NON-CURRENT LIABILITIES		
Notes Payable	66,963	107,018
Loan Costs	(16,138)	(13,080)
Deferred Salaries	21,098	-
PPP Loan	9,472	-
Deposits from Tenants	-	5,996
Related Party Loan	-	71,000
TOTAL LIABILITIES	194,214	317,808
SHAREHOLDERS' EQUITY		
Preferred Stock (15,000,000 shares authorized;	10,285	9,873
10,284,568 issued and outstanding; $.001 par value)		
Common Stock (18,000,000 shares authorized;	5,681	5,681
5,681,289 issued and outstanding; $.001 par value)		
Additional Paid in Capital	4,867,782	4,504,153
Retained Earnings (Deficit)	(4,731,115)	(4,468,438)
TOTAL SHAREHOLDERS' EQUITY	152,633	51,269
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 346,845	$ 369,077

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

	2020	2019
Operating Income		
Transaction Fees	$ 269,974	$ 130,444
Service Sales	140,579	119,100
Advertising Income	92,234	6,945
Affiliate Income	54,370	161,279
Product Sales	12,138	12,814
Cost of Goods Sold	(101,843)	(127,571)
Gross Profit	467,452	303,011
Operating Expense		
Salaries & Wages	508,302	662,336
Research & Development	72,686	82,462
Rent	42,498	81,732
General & Adminstrative	35,440	77,039
Selling & Marketing	27,617	67,076
Legal & Professional	31,557	37,189
Amortization	16,141	16,141
Depreciation	-	602
	734,241	1,024,577
Net Income from Operations	(266,789)	(721,566)
Other Income (Expense)		
Rent Income	25,793	85,432
Gain on Sale of Assets	8,287	-
State and Local Tax	(470)	(70)
Interest Expense	(29,498)	(14,584)
Net Income	$ (262,677)	$ (650,788)
Net Loss Per Share:		
Weighted average common shares outstanding- basic	5,681,289	5,681,289
Net loss per share	$ (0.05)	$ (0.11)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these
financial statements.

3

HOBBYDB CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

_____

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (262,677)	$ (650,788)
Non Monetary Expense	6,000	-
Change in Due to Sellers	23,137	30,055
Amortization	16,141	16,141
Change in Security Deposits	6,100	5,798
Change in Notes Receivable	5,715	6,265
Change in Tax Payable	3,959	667
Change in Inventory	2,455	2,790
Depreciation	-	602
Change to Due to Debtor	(1,039)	1,039
Change in Accounts Receivable	(4,254)	(25,279)
Change in Deposits from Tenants	(5,996)	(2,630)
Change in Credit Card Payable	(7,862)	2,056
Change in Current Portion of Debt	(9,580)	31,520
Change in Accounts Payable	(20,773)	7,362
Change in Salaries Payable	(21,897)	18,510
Net Cash Flows From Operating Activities	(270,570)	(555,893)
Cash Flows From Financing Activities		
Issuance of Preferred Stock	364,021	442,473
Change in Deferred Salaries	20,783	-
Changes in PPP Loan	9,472	-
Change in Accured Interest	315	-
Changes in Convertible Notes Payable	-	-
Retained Earnings Adjustment	-	(52)
Change in Notes Payable	(43,113)	93,938
Changes in Related Party Loan	(71,000)	(33,352)
Net Cash Flows From Financing Activities	280,477	503,007
Cash at Beginning of Period	103,068	155,950
Net Increase (Decrease) In Cash	9,907	(52,885)
Cash at End of Period	$ 112,973	$ 103,068
Supplemental Disclosures		
Interest Paid in Cash	29,183	14,584
Preferred Stock issued in exchange for Data	6,000	-

HOBBYDB CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2018	5,681,289	$ 5,681	7,234,067	$ 7,234	$ 4,064,319	$ (3,817,597)	$ 259,637
Issuance of Stock			2,639,373	2,639	439,834		442,473
Retained Earnings Adjustment						-	(52)
Net Income						(650,840)	(650,788)
Balance at December 31, 2019	5,681,289	$ 5,681	9,873,440	$ 9,873	$ 4,504,153	$ (4,468,438)	$ 51,269
Issuance of Stock			411,168	411	363,629		364,040
Net Income						(262,677)	(262,677)
Balance at December 31, 2020	5,681,289	$ 5,681	10,284,608	$ 10,285	$ 4,867,782	$ (4,731,116)	$ 152,633

Contents

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES 6

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 6

    Basis of Presentation 6

    Significant Risks and Uncertainties 6

    Use of Estimates 6

    Cash and Cash Equivalents 6

    Revenue 6

    Accounts Receivable 7

    Fixed Assets 7

    Leases 7

    Intangible Assets 7

    Notes Receivable 7

    Inventory 7

    Deferred Salaries 8

    Research & Development 8

    Advertising 8

    Shipping & Handling 8

    Nonmonetary Transactions 8

    Equity Based Compensation 8

    Income Taxes 8

    Net Income Per Share 9

    Recently Issued Accounting Pronouncements 9

NOTE C- DEBT 10

NOTE D- EQUITY 10

NOTE E- EQUITY BASED COMPENSATION 11

NOTE F- FAIR VALUE MEASUREMENTS 12

NOTE G- CONCENTRATIONS OF RISK 13

NOTE H- SUBSEQUENT EVENTS 13

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

HobbyDB Corp. ("the Company") is a corporation organized under the laws of Delaware. The Company is a digital platform that allow patrons to buy and sell collector's items.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's main stream of revenue is fees collected from sales on its website, income from affiliates, and service income.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2020, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

The Company sold fully depreciated assets during 2020 for $8,287. As such, a gain on sale of assets was recognized as an other income item on the income statement.

Leases

The Company occupied office space under a non-cancellable operating lease. The lease expired in June 2020 and was not renewed.

The Company subleased a portion of these premises during 2020 and 2019. Total rental income amounted to $25,793 and $85,432 in 2020 and 2019, respectively.

Intangible Assets

Intangible Assets include various websites and a number of social media accounts purchased from third parties. These assets are amortized on a straight-line basis over management's estimate of each asset's useful life.

The Company owns the rights for certain intellectual property contributed by Christian Braun and Christopher Caruk that has not been recognized on the balance sheet. The intellectual property laid the foundation of the Company's technology, which the Company has built on since 2013. Christian Braun is a member of the Company's management team and Christopher Caruk is a shareholder of the Company.

Notes Receivable

In 2015, the Company loaned $34,000 to a third party that uses the Company's platform. The loan bears no interest and the debtor will make monthly payments in the amount of 10%-30% of monthly sales until the loan in paid in full.

Inventory

The Company values inventory at the lower of historic cost or market value.

Deferred Salaries

The Company negotiated temporary reduced salaries with its employees. The Company has promised to repay the employees with a 6% interest when the Company has sufficient cash flows.

Research & Development

The Company records research & development expenses in the year incurred.

Advertising

The Company records advertising expenses in the year incurred.

Shipping & Handling

The Company included shipping & handling in the selling & marketing line item on the income statement. Total shipping & handling costs incurred in 2020 & 2019 were $1,154 and $2,225, respectively.

Nonmonetary Transactions

During 2020, the Company exchanged 10,000 preferred shares in exchange for data. The transaction was valued at $6,000.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate

income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies

to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted.

NOTE C- DEBT

In 2019, the Company issued a promissory note in exchange for $157,600 from PayPal ("the Note"). PayPal will retain 15% of cash received in the Company's PayPal account until the Note is paid in full. A minimum of $7,880 is due every ninety days. Loan costs associated with the Note amount to $15,100, resulting in total cash proceeds of $142,500 which has been reflected as a contra-liability and will be amortized over the life of the Note on a pro-rata basis. Future minimum payments amount to:

  2021: $31,520
  2022: $31,520
  2024: $11,079

In 2020, the Company issued a promissory note in exchange for $52,109 ("the Note"). PayPal will retain 30% of cash received in the Company's PayPal account until the Note is paid in full. A minimum of $2,605 is due every ninety days. Loan costs associated with the Note amount to $10,109 resulting in total cash proceeds of $42,000 which has been reflected as a contra-liability and will be amortized over the life of the Note on a pro-rata basis. Future minimum payments amount to:

  2021: $10,420
  2022: $10,420
  2023: $10,420
  2024: $ 4,064

The PayPal Notes are collateralized by the Company's PayPal account, general and payment intangibles, all cash and cash equivalents or other assets the Company possesses or may come to possess, and all of the proceeds and products, whether tangible or intangible of any of the foregoing.

In 2020, the Company received loan proceeds in the amount of $9,472 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan is forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. As of December 31, 2020, $118,829 has been forgiven and $9,472 is still outstanding.

In 2020, the Company received and Economic Injury Disaster Loan ("EIDL") in the amount of $20,314. The loan was forgiven during the year.

The Company recognized a total of $139,143 in forgiven loans during 2020.

NOTE D- EQUITY

The Company's articles of incorporation authorize the Company to issue 23,000,000 $.001 par value common shares and 15,000,000 $.001 par value preferred shares.

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have include dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

Total liquidation preferences amount to $11,197,838.

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Preferred Stock	10,284,568
Common Stock	5,681,289

In 2020, the Company issued 411,168 preferred shares for total cash proceeds of $370,021.

Subsequent to the period, the Company issued approximately 207,902 preferred shares in exchange for cash proceeds of approximately $139,294.

NOTE E- EQUITY BASED COMPENSATION

In 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of various equity awards to employees, officers and consultants. Up to 555,556 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2020, 555,556 shares remain issuable under the Plan.

In 2014, the Company issued 56,117 common share warrants. These warrants have an exercise price of $.10. No warrants have been exercised.

During 2020 and 2019, the Company had 378,549 and 414,216 outstanding stock options issued under the Plan to various advisors and employees, respectively. The granted options had an exercise price of between $.02 and $.45, will expire between one and eight years, and vest over a four year period.

The Company measures the value of these options and warrants at their intrinsic value. The value of the stock did not exceed the exercise price upon these grants.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Term
Oustanding at December 31, 2018	414,216	$ 0.08	7.71
Granted	-	0.04	10.00
Cancelled	-		
Oustanding at December 31, 2019	414,216	0.08	7.71
Granted	-		
Cancelled	(35,670)		
Oustanding at December 31, 2020	378,546	0.08	4.4

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2018
Expected life (years)	3.0
Risk-free interest rate	1.53%
Expected volatility	57%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is based on a weighted average consideration of the Company's most likely exit prospects.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses

valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 26, 2021, the date that the financial statements were available to be issued.